Exhibit 2.1

PLAN OF DISSOLUTION

OF

REDWOOD MORTGAGE INVESTORS VIII, L.P.,

A CALIFORNIA LIMITED PARTNERSHIP

This Plan of Dissolution (“Plan” or “Plan of Dissolution”) is adopted by Redwood Mortgage Investors VIII, L.P., a California limited Partnership (the “Partnership” or “Fund”), to effect the dissolution and wind-up of the Partnership in accordance with the California Uniform Limited Partnership Act of 2008 (“Act”) and Article 9 of the Partnership’s Sixth Amended and Restated Limited Partnership Agreement dated July 28, 2005 (as amended, the “Partnership Agreement”). All capitalized terms not otherwise defined herein shall have the meanings given in the Partnership Agreement. In the event of any inconsistency between a provision of the Partnership Agreement and a provision of this Plan, the provision of this Plan shall control.

1. Dissolution Date. By Consent to Solicitation dated June 6, 2023 (the “Consent Solicitation”), the Partnership’s general partners, Michael Burwell (“Burwell”) and Redwood Mortgage Corp., a California corporation (“RMC” and together with Burwell, the “General Partners”), have recommended the adoption of this Plan by the Partnership and have sought to obtain the affirmative vote of a Majority of the Limited Partners (the “Requisite Consents”) to dissolve the Fund pursuant to Section 9.1(b) of the Partnership Agreement. Within fifteen (15) days of the General Partners’ receipt of the Requisite Consents as provided in the Consent Solicitation, the General Partners shall execute the Plan, with such execution date being the dissolution date for the Partnership (the “Dissolution Date”). This Plan and the authority of the General Partners to act in furtherance of this Plan shall be effective as of the Dissolution Date and shall continue thereafter until the complete liquidation of the Partnership’s assets and the final termination of the Partnership in accordance with this Plan, the Partnership Agreement and the Act (the “Wind-Up Period”).

2. Wind-Up Operations. During the Wind-Up Period, the Partnership will continue to be externally managed by RMC and RMC will, in such capacity, be solely responsible for managing Partnership operations in accordance with this Plan, the Partnership Agreement and applicable law. During the Wind-Up Period, the Partnership will operate in accordance with the following:

(a) No new loans will be made by the Partnership and the Partnership will only engage in business activities necessary or convenient to wind-up the Partnership’s business and distribute Partnership assets in accordance with this Plan, the Partnership Agreement and the Act.

(b) Effective as of the Dissolution Date: (i) all Limited Partners, including Limited Partners who previously elected not to receive periodic distributions of Partnership net income under Section 4.3 of the Partnership Agreement, will begin receiving quarterly distributions of the Partnership’s net income (if any); and (ii) all scheduled withdrawals of Limited Partner capital made pursuant to Article 8 of the Partnership Agreement will terminate in favor of quarterly pro rata withdrawals to all Limited Partners of cash received from the liquidation of Partnership assets and available to fund capital distributions (“Capital Distributions”) in accordance with the distribution provisions of Section 3, below.

(c) Except as provided in subsection (d), RMC, in its sole discretion, shall liquidate the Partnership’s assets as promptly as is consistent with obtaining the current fair value thereof, which may include: (i) collecting loan payments from borrowers under existing loan terms; (ii) selling loans to third parties; (iii) selling loans to either or both General Partners or their affiliates, subject to the limitations set forth in the Partnership Agreement; (iv) enforcing delinquent loans through foreclosure or negotiating settlements with the borrowers and/or any guarantors or other obligors on such loans; (v) selling any “real estate owned” (property acquired by foreclosure) held by the Partnership; and (vi) taking any other actions determined by RMC to be consistent with recovering the fair market value of any Partnership assets and authorized in the Partnership Agreement and this Plan.

(d) The right to sell loans and other assets of the Partnership set forth herein, shall include the right of RMC to sell all, or substantially all, of the loans in the Partnership’s portfolio to one or more unaffiliated third party purchasers (a “Portfolio Sale”), provided RMC determines, in its reasonable judgement, that the applicable Portfolio Sale is in the interest of the Partnership and the Limited Partners taking into account the value of the loans in the portfolio being sold and the potential cost savings and other economic advantages gained from the sale of several loans in a single transaction rather than on a loan-by-loan basis. Portfolio Sales involving “substantially all of the Partnership’s assets” as defined in Section 9.1 of the Partnership Agreement shall not, to the extent made pursuant to this subsection (d), require additional approval by the Limited Partners under Section 3.2(f) of the Partnership Agreement.

(e) RMC shall be required to liquidate all Partnership assets for the best price reasonably obtainable in order to completely wind-up the Partnership affairs within five (5) years after the Dissolution Date. If all of the Partnership’s assets have not been liquidated by the end of this five (5) year period, RMC shall be required to sell any remaining assets for the best price reasonably obtainable in order to liquidate the assets by the last day of the five (5) year period unless such period is extended by RMC with the written consent of a Majority of the Limited Partners. Neither RMC, in its capacity as the external manager of the Partnership, nor any General Partner shall be obligated to extend or seek to extend the five (5) year liquidation period described herein.

(f) RMC shall be entitled to a dissolution fee equal to seven percent (7.0%) of each Capital Distribution to be made to the Limited Partners over the course of the Wind-Up Period (the “Dissolution Fee”). The Dissolution Fee shall be paid to RMC quarterly, on or by the last business day of each calendar quarter based on the expected Capital Distribution to be paid to the Limited Partners for such quarter. The Dissolution Fee shall be treated as an expense of the Partnership and included in the allocation of income/losses to Limited Partners’ Capital Accounts.

3. Plan of Distribution.

(a) During the Wind-Up Period, all assets of the Partnership, including cash available from interest and principal payments on Partnership loans, proceeds from the sale of real estate owned and Partnership loans, and RMC’s repayment (primarily from the proceeds of the Dissolution Fee) of the amounts owed on the formation loan and of the General Partners’ capital deficit (i.e., the deficit restoration obligation), will be distributed in the following order of priority:

(i) First, to the payment of operations expense, including liabilities to professional services providers and government agencies (principally property and other taxes), fees and cost reimbursements to RMC, asset management fees to the General Partners, Loan administration and collection costs, and such other general and administrative expenses of the Partnership’s business and compliance activities and then to the payment and discharge of all of the Partnership’s then current debts and liabilities to banks (and any other lenders); and

(ii) Thereafter, quarterly—within seven (7) business days after the end of each calendar quarter—to the Partners in proportion to their respective positive Capital Account balances, after taking into account (i) income and loss allocations for the applicable calendar quarter and (ii) deducting the Dissolution Fee as calculated on the last business day of the quarter. Quarterly net income, if any, will be distributed pro rata to all Limited Partners and by disbursement separate from Capital Distribution payments. Low Balance Distributions, as described in subsection (c), below, will be given priority among redemption payments to reduce operations expense.

(b) During the Wind-Up Period, RMC, in its sole discretion, may establish and withhold from distributions made under subsection (a) any reserves reasonably deemed necessary by RMC in light of known liabilities and liquidating expenses payable by the Partnership as well as estimated, unknown and potential contingent liabilities and expenses. Undistributed reserves determined unnecessary by RMC, in its sole discretion, shall be distributed in accordance with subsection (a) at times determined by RMC.

(c) Notwithstanding subsection (a), at the time distributions to any Limited Partner have reduced the Limited Partner’s total Capital Account balance to $10,000 or less, RMC may, in its sole discretion, elect to return the entire remaining Capital Account balance to the Limited Partner rather than continuing to make diminishing pro rata distributions to the Limited Partner under subsection (a)(ii) (“Low Balance Distributions”). Aggregate Low Balance Distributions payable in any period, if any, shall be funded with cash distributable to the Partners under subsection (a)(ii), only, and shall reduce distributions made to the Partners under subsection (a)(ii) on a pro rata basis based upon the Partners’ respective Capital Account balances as of the date such distributions are made.

(d) The total distributions to the Limited Partners pursuant to this Section 3 shall be in complete redemption of the outstanding Limited Partnership interests of the Partnership. Each Limited Partner shall look solely to the assets of the Partnership for the return of his, her or its capital contribution. If the Partnership assets remaining after the payment or discharge of the debts and liabilities of the Partnership are insufficient to return the capital contributions of any Limited Partner, such Limited Partner shall have no recourse against RMC, in its capacity as external manager, or any General Partners or Limited Partner.

4. Termination of Limited Partnership. Upon completion, or anticipated completion, of the liquidation and sale of all Partnership assets, RMC will take all actions deemed necessary or prudent to terminate the Partnership including, without limitation:

(a) Filing a Certificate of Cancellation of a Limited Partnership with the California Secretary of State and any other documents or instruments required to terminate the Partnership under applicable law;

(b) Preparing and filing with the California Franchise Tax Board any final returns required by the Partnership under the California Revenue and Taxation Code;

(c) Preparing and submitting IRS filings, including final Partnership returns and final Schedule K-1s to the Limited Partners and the General Partners;

(d) Distributing any remaining proceeds to the Partners, including any unallocated reserves held by the Partnership;

(e) Filing a Form 15 Certificate and Notice of Termination of Registration with the Securities and Exchange Commission (“SEC”) and taking any other actions deemed necessary or prudent to terminate the registration of the Partnership under the Securities Exchange Act of 1934 (the “Exchange Act”) and to suspend the Partnership’s reporting obligations under the Exchange Act;

(f) Making all necessary filings and taking any other actions deemed necessary or prudent to terminate any active state securities qualifications of the Partnership; and

(g) Providing final statements to the Limited Partners setting forth all Partnership receipts and disbursements during the Wind-Up Period.

5. Indemnification. The Partnership shall continue to indemnify its General Partners, officers, Limited Partners and employees in accordance with its Partnership Agreement with respect to any other contractual arrangements, and its insurance policies, for acts and omissions in connection with the implementation of this Plan and the winding up of the affairs of the Partnership. RMC, in its sole discretion, shall be authorized to reserve funds or other assets of the Partnership and/or obtain or maintain insurance as it deems advisable to provide for the continued indemnification obligations of the Partnership, RMC, in its capacity as external manager, or to any General Partner or Limited Partner, as well as any other parties the Partnership has agreed to indemnify, to the full extent permitted in the Partnership Agreement, any existing indemnification agreement(s), and applicable law. Such insurance may include coverage for the periods after the Wind-Up Period and termination of the Partnership pursuant to this Plan.

6. Authorization. RMC, in its capacity as external manager, and each General Partner are hereby authorized to do and perform or cause the Partnership to do and perform any and all acts, and to make, execute, deliver or adopt any and all agreements, resolutions, conveyances, certificates and other documents of every kind that are deemed necessary, appropriate or desirable, in the absolute discretion of such party, to implement this Plan and the transactions contemplated hereby, including, without limiting the foregoing, all filings or acts required by the Act and any state or federal law or regulation to wind-up the affairs and terminate the Partnership in accordance therewith. The authorizations provided in this Plan are in addition to all rights and authorizations granted to the General Partners under the Partnership Agreement.

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IN WITNESS WHEREOF, the Partnership has approved dissolution and adopted this Plan as of the Effective Date.

REDWOOD MORTGAGE INVESTORS VIII, L.P., A California limited partnership

	By:	REDWOOD MORTGAGE CORP.
a California corporation, General Partner

Dated: August 4, 2023	By:	/s/ Michael Burwell
Michael Burwell, President

Dated: August 4, 2023	By:	/s/ Michael Burwell
Michael Burwell, General Partner